SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-9/A
                                 (RULE 14d-101)
                            ------------------------

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                         DATA RESEARCH ASSOCIATES, INC.
                            (Name of Subject Company)

                         DATA RESEARCH ASSOCIATES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    237853106

                      (CUSIP Number of Class of Securities)
                            ------------------------

                              MICHAEL J. MELLINGER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         DATA RESEARCH ASSOCIATES, INC.
                             1276 NORTH WARSON ROAD
                         ST. LOUIS, MISSOURI 63132-1806
                                 (314) 432-1100
            (Name, Address and Telephone Number of Person Authorized
                 to Receive Notice and Communications on Behalf
                       of the Person(s) Filing Statement)

                                    COPY TO:
                             ROBERT H. WEXLER, ESQ.
                         GALLOP, JOHNSON & NEUMAN, L.C.
                          101 SOUTH HANLEY, SUITE 1600
                            ST. LOUIS, MISSOURI 63105
                                 (314) 615-6000

[   ]   Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

         This Amendment No. 2 (the "Amendment") supplements and, as so supplemented, amends the Schedule 14D-9 originally filed on July 25, 2001 as amended by Amendment No. 1 to the Schedule 14D-9 filed on August 10, 2001 (as amended, the "Schedule 14D-9") by Data Research Associates, Inc., a Missouri corporation ("Data Research"), relating to the Agreement and Plan of Merger with SIRSI Holdings Corp., a Delaware corporation (the "Parent"), and McGuire Acquisition Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of the Parent, to purchase all outstanding shares of Data Research common stock at a price of $11.00 per share, upon the terms and subject to the conditions set forth in the Merger Agreement, dated as of May 16, 2001 and amended as of June 27, 2001, July 12, 2001, July 24, 2001 and August 21, 2001.

         All capitalized terms in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

         The Items and Annex of the Schedule 14D-9 set forth below are hereby supplemented and, as so supplemented, amended as follows:

Item 2.  Identity and Background of Filing Person.
------

         Item 2 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety, the first sentence of the second paragraph in
Item 2 and replacing it with the following:

         "This Schedule 14D-9 relates to the tender offer of McGuire Acquisition Inc., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of SIRSI Holding Corp., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of Common Stock of Data Research for $11.00 per share net to the seller in cash (the "Offer Price") upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated July 25, 2001, as supplemented by Supplement No. 1 to the Offer to Purchase dated August 21, 2001 (as supplemented, the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "Offer")."

         Item 2 of the Schedule 14D-9 is further amended and supplemented by deleting in its entirety the first two sentences of the third paragraph in Item 2 and replacing them with the following:

         "The Offer is being made pursuant to the Agreement and Plan of Merger, dated May 16, 2001 as amended on June 27, July 12, July 24 and August 21, 2001 (the "Merger Agreement"), by and among Data Research, Purchaser and Parent, which has been filed as Exhibit 2.1 to the Form 8-K filed by Data Research with the SEC on May 21, 2001 and is incorporated herein by reference. Following the purchase of at least 90% of the outstanding shares of Common Stock on a fully diluted basis by Purchaser, Purchaser will merge (the "Merger") with and into Data Research, with Data Research as the surviving corporation becoming an indirect, wholly-owned subsidiary of Parent."

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.
------

         Item 3 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last sentence under the section titled "Merger Agreement" in its entirety and replacing it with the following:

         "The summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit 2.1 to the Form 8-K filed by Data Research with the SEC on May 21, 2001, and by reference to the amendments to the Merger Agreement, which have been filed as Exhibits (d)(2), (d)(3), (d)(4) and (d)(5) to the Schedule TO, each of which is incorporated by reference.

Item 9.  Exhibits.
------

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

         (a)(14)* Supplement No. 1 to the Offer to Purchase (incorporated by reference to Exhibit (a)(1)(G) to Amendment No. 2 to Schedule TO ("Amendment No. 2").

         (a)(15) Joint Press Release dated August 21, 2001 (incorporated by reference to Exhibit (a)(5)(F) of Amendment No. 2).

         (e)(10) Fourth Amendment to the Agreement and Plan of Merger dated August 21, 2001, by and among Data Research, Parent and Purchaser (incorporated by reference to Exhibit (d)(5) to Amendment No. 2).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 21, 2001

                                Data Research Associates, Inc.



                                By:  /s/ Katharine W. Kilper
                                     -------------------------------------------
                                     Katharine W. Kilper
                                     Vice President and Chief Financial Officer